Exhibit (a)(19)

Your Hometown Airline is Here to Stay

by Timothy E. Hoeksema

Chairman, President and Chief Executive Officer of Midwest Airlines

For more than two decades, Midwest Airlines has been Milwaukee’s hometown airline, offering passengers “The best care in the air.” We intend to keep it that way.

Midwest is under attack from AirTran Holdings, which is attempting a hostile takeover of our airline. As is typical in these situations, AirTran has made numerous claims that simply don’t ring true – and in fact, have been misleading. Our unique approach to service, our experience serving Milwaukee and, most importantly, our own business model speak louder than AirTran’s words.

We’ve built a better airline.

The differences between Midwest and other airlines – AirTran in particular – are many. Midwest has been recognized as the best domestic airline more than 45 times in the past 17 years by a variety of ratings surveys. AirTran ranks poorly, if at all, in many of the same surveys.

In addition to the superior customer service provided by our employees, Midwest offers onboard amenities and programs that AirTran doesn’t. Wide leather seats with extra legroom. Best Care Cuisine prepared by a renowned Milwaukee restaurant. DigEplayer inflight entertainment units. Our robust Midwest Miles program, which offers dozens of ways to earn and redeem miles. The Premier Pet Program, the only program of its kind to award free travel to our customers’ furry companions. Our Best Care Business program and other services for businesses large and small. These and other amenities you’ve come to expect from Midwest would all disappear in an AirTran takeover.

We know Milwaukee; AirTran doesn’t.

AirTran has made numerous promises regarding its plans for Milwaukee, all reflecting an apparent lack of understanding of the Milwaukee market. AirTran based its plan on population figures that included much of suburban Chicago. As a result, it is promising a flight schedule and route map that we know is unsustainable based on Milwaukee’s actual size and passenger demand. Additionally, under the AirTran plan, service to the smaller cities we currently serve – such as Appleton, Madison and Green Bay – would likely disappear over time.

Midwest customers already enjoy low fares. Because Midwest’s unit costs are comparable to those of low-cost carriers, we are able to offer both low fares and award-winning service. AirTran’s job creation claims are questionable; we believe more jobs would disappear than AirTran’s plan would create. Additionally our city would lose the economic clout – and pride – of having an airline based right here in Milwaukee, as well as the broad support Midwest provides to the community.

Midwest’s business model will succeed.

For the past 23 years, we’ve enjoyed some success, weathered downturns and adapted to a changing industry. The decisions we make today are based on the knowledge we’ve gained from listening to our customers and working hard to provide Milwaukee with a high level of service. That experience is evident in our strategic plan, which provides for sustainable growth resulting in enhanced travel opportunities for our customers.

In 2007, our plan provides Midwest customers with six new destinations – among them, Seattle/Tacoma and Duluth/Superior – and as many as 12 new routes. We’re also increasing frequency to key markets, including Los Angeles and Tampa, Fla. Additionally the plan includes a new 50-seat regional jet program as well as the upgrade of turboprop service to regional jets in cities such as Dayton, Ohio and St. Louis.

The Midwest plan is not only sound and achievable, it is in the best interests of those who live, work and travel in Milwaukee and Wisconsin. And it’s because of the long-term value inherent in this plan that AirTran’s offer does not reflect the true value of our airline to our shareholders, customers, employees and the community.

Our employees – your family members, friends and neighbors – have been overwhelmed by the groundswell of support from the community over the past several months. Thank you. Many of you have asked what you can do to make sure Midwest Airlines stays Midwest Airlines. The answer is simple: Continue to book your travel with Midwest Airlines and fly “the best care in the air” with confidence. It is an honor to serve you and we look forward to welcoming you aboard soon.